SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

00BF3W0Q3

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA 94063

(650) 321-2400

January 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00BF3W0Q3	13D	Page 2 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,726,514 shares, except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”) and Dr. James I. Healy (“Healy”), the managing members of SM IX, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,726,514 shares, except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Powell and Healy, the managing members of SM IX, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,726,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	11.6%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 00BF3W0Q3	13D	Page 3 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management IX, L.L.C. (“SM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell and Healy, the managing members of SM IX, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell and Healy, the managing members of SM IX, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,726,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	11.6%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 00BF3W0Q3	13D	Page 4 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,726,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	11.6%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 00BF3W0Q3	13D	Page 5 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,154 shares (represented by 6,154 restricted stock units).
	8

SHARED VOTING POWER

1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, a managing member of SM IX and a director of the Issuer, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 6,154 shares (represented by 6,154 restricted stock units).
	10

SHARED DISPOSITIVE POWER

1,726,514 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, a managing member of SM IX and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,732,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	11.6%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 00BF3W0Q3	13D	Page 6 of 18

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D that was originally filed on June 11, 2018 (the “Original Schedule 13D”). This Amendment No. 1 relates to the beneficial ownership of Ordinary Shares, $0.01 par value per share (“Ordinary Shares”) of Iterum Therapeutics plc, an Irish incorporated public limited company (“Issuer”) and is being filed to reflect the acquisition of exchangeable senior subordinated notes by Sofinnova Venture Partners IX, L.P., a Delaware limited partnership (“SVP IX”), Sofinnova Management IX, L.L.C., a Delaware limited liability company (“SM IX”), Dr. Michael F. Powell (“Powell”) and Dr. James I. Healy (“Healy” and collectively with SVP IX, SM IX, and Powell, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Ordinary Shares of the Issuer.

(b)	The Issuer’s principal executive offices are located at Block 2 Floor 3, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are SVP IX, SM IX, Powell, and Healy. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX. Dr. Anand Mehra, a reporting person on the Original Schedule 13D, is no longer a managing member of SM IX, and accordingly, is no longer a reporting person on this Amendment No. 1.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP IX is to make investments in private and public companies, and the principal business of SM IX is to serve as the general partner of SVP IX. Powell and Healy are the managing members of SM IX. Healy is a member of the board of directors of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Powell and Healy are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In November 2015, SVP IX purchased 360,704 Series A Preferred Shares from the Issuer at a purchase price of $15.71 per share, or $5,666,667.00 in the aggregate.

In December 2016, SVP IX purchased 360,704 Series A Preferred Shares from the Issuer at a purchase price of $15.71 per share, or $5,666,666.00 in the aggregate.

In May 2017, SVP IX purchased 275,446 Series B-1 Preferred Shares from the Issuer at a purchase price of $17.2811 per share, or $4,759,999.20 in the aggregate.

CUSIP NO. 00BF3W0Q3	13D	Page 7 of 18

In February 2018, SVP IX purchased 229,660 Series B-2 Preferred Shares from the Issuer at a purchase price of $18.8520 per share, or $4,329,561.60 in the aggregate.

On May 15, 2018, the Issuer’s shareholders approved a consolidation of its ordinary shares and convertible preferred shares at a 1-for-15.71 ratio, effective on that date. All references to issued and outstanding Ordinary Shares, convertible preferred shares, options for Ordinary Shares, restricted stock awards, warrants and per share amounts have been retroactively adjusted where applicable in this Schedule 13D to reflect such reverse share split.

On May 24, 2018, Healy was granted 6,154 restricted stock units by the Issuer. Each restricted stock unit represents a contingent right to receive one share of the Issuer’s Ordinary Shares. Subject to Healy’s providing continuous service to the Issuer, the restricted stock units shall vest on May 24, 2019.

In connection with the closing of the Issuer’s initial public offering of Ordinary Shares (the “Offering”), the Series A Preferred Shares, Series B-1 Preferred Shares and Series B-2 Preferred Shares automatically converted on a 1-for-1 basis into 1,226,514 shares of Ordinary Shares.

In connection with the Offering, SVP IX purchased 500,000 Ordinary Shares at $13.00 per share, or $6,500,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on May 25, 2018 with the Securities and Exchange Commission (the “Prospectus”).

On June 13, 2019, Healy was granted 5,703 restricted stock units by the Issuer. Each restricted stock unit represents a contingent right to receive one share of the Issuer’s Ordinary Shares. Subject to Healy’s providing continuous service to the Issuer and the other terms and conditions of the Issuer’s 2018 Equity Incentive Plan, the restricted stock units shall vest on June 13, 2020.

On January 16, 2020, SVP IX agreed to purchase 1,750 Units (as defined in Item 4 below) for an aggregate purchase price equal to $1,750,000 from Iterum Bermuda (as defined in Item 4 below).

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP IX were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Ordinary Shares and/or retain and/or sell all or a portion of the Ordinary Shares held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Ordinary Shares held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Ordinary Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

On January 16, 2020, Iterum Therapeutics Bermuda Limited, a company formed under the laws of Bermuda (“Iterum Bermuda”) and a wholly-owned subsidiary of the Issuer, entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, the Issuer’s wholly-owned subsidiaries and a number of accredited investors, as set forth therein (the “Investors”), pursuant to which Iterum Bermuda agreed to issue and sell to the Investors in a private placement (the “Private Placement”) approximately $51.9 million aggregate principal amount of its 6.500% exchangeable senior subordinated notes due 2025, a copy of which is listed as Exhibit I hereto and incorporated herein by reference (the “Exchangeable Notes”) and $0.1 million aggregate principal amount of its limited recourse royalty-linked subordinated notes, a copy of which is listed as Exhibit H hereto and incorporated herein by reference (the “RLNs” and, together with the Exchangeable Notes, the “Securities”). The Securities were sold in units (the “Units”) with each Unit consisting of $1,000 principal amount of Exchangeable Notes and 50 RLNs. The Units were sold at a price of $1,000 per Unit. Iterum Bermuda’s obligations under the Securities will be guaranteed by the Issuer and its wholly-owned subsidiaries (collectively, the “Guarantors”). The Investors include one of the Reporting Persons: SVP IX agreed to purchase 1,750 Units for an aggregate purchase price equal to $1,750,000.

CUSIP NO. 00BF3W0Q3	13D	Page 8 of 18

The Exchangeable Notes will be exchangeable into Ordinary Shares (“Exchange Shares”) at an initial exchange rate of 1,000 shares per $1,000 principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $1.00 per Ordinary Share), subject to adjustment, as described in response to Item 6, below. Holders of RLNs will be entitled to receive payments based solely on a percentage of the Issuer’s net revenues from U.S. sales of specified sulopenem products, as described in response to Item 6, below.

In connection with the Private Placement, Sarissa Capital Management is entitled to receive two seats on the Issuer’s board of directors, as described in response to Item 6, below.

Pursuant to the Purchase Agreement, the Issuer agreed with the Investors to seek shareholder approval (i) as may be required by the applicable rules and regulations of the Nasdaq Stock Market to permit the issuance of the Exchange Shares (as defined below) issuable in connection with the exchange of all Exchangeable Notes issued to the Investors (the “Shareholder Approval”), (ii) to increase the authorized number of Ordinary Shares under the Issuer’s constitution to permit the issuance of Exchange Shares issuable in connection with the exchange of all Exchangeable Notes issued to the Investors (“Authorized Shares Approval”) and (iii) as may be required under Irish takeover rules to facilitate the issuance of Exchange Shares without triggering a requirement for a mandatory offer under Irish takeover rules. In addition, as required by the Issuer’s directors, including the directors affiliated with certain of the Investors, the Issuer agreed to undertake an offering of subscription rights to purchase additional Units (the “Rights Offering”) on a pro rata basis to the Issuer’s other shareholders that are not Investors pursuant to the Purchase Agreement.

Pursuant to Section 5.5 of the Purchase Agreement, each Investor, other than Salthill Investors (Bermuda) L.P. and Salthill Partners, L.P. (the “Wellington Entities”), has agreed with the Issuer that in connection with any action taken by the holders of the capital stock of the Issuer, such Investor shall vote all outstanding Ordinary Shares (other than Exchange Shares issued upon the exchange of any Exchangeable Note) that are owned beneficially or of record by such Investor in favor of the Shareholder Approval, the Authorized Shares Approval and the Rule 9 Whitewash (as each such term is defined in the Purchase Agreement).

Pursuant to Section 7(l) of the Investor Rights Agreement (as defined below), under certain circumstances, each of the Investors other than the Wellington Entities, agrees with the Issuer that such Investor shall, cause the voting of all such Ordinary Shares or other outstanding voting equity securities owned (whether beneficially or of record) by them or otherwise available to be voted by them or any of their affiliates from time to time (whether at any annual or extraordinary general meeting of the shareholders, by written consent or otherwise), in favor of the election of the Investor Designees (as defined in the Investor Rights Agreement) to the Issuer’s board of directors and against any proposal to remove such Investor Designees.

By virtue of Section 5.5 of the Purchase Agreement and Section 7(l) of the Investor Rights Agreement and the obligations and rights thereunder, the Reporting Persons and certain of the Investors and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Act. Based on information reported by the Issuer, such a “group” would be deemed to beneficially own approximately 66% of the Issuer’s Ordinary Shares calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any securities that they may be deemed to beneficially own solely by reason of the aforementioned provisions of the Purchase Agreement and the Investor Rights Agreement. Certain entities affiliated with such other Investors are separately making Schedule 13D filings reporting their beneficial ownership of Ordinary Shares.

CUSIP NO. 00BF3W0Q3	13D	Page 9 of 18

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 14,868,973 Ordinary Shares reported as outstanding as of October 31, 2019 by the Issuer on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

(c)       Except as set forth in Items 3 and 4 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of SVP IX, the general partner and limited partners of SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SVP IX and Healy have agreed with the Issuer’s underwriters that for a period of 180 days following the date of the Prospectus, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, whether any of these transactions are to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise. Leerink Partners LLC and RBC Capital Markets, LLC may, in their sole discretion, at any time, release all or any portion of the shares from such restrictions. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A-1 of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582), and such description is incorporated herein by reference.

SVP IX is a party to an Amended and Restated Investor Rights Agreement among the Issuer, SVP IX and other shareholders. Subject to the terms of such Amended and Restated Investor Rights Agreement, SVP IX can demand that the Issuer file a registration statement or request that its Ordinary Shares be covered by a registration statement that the Issuer is otherwise filing. Such Amended and Restated Investor Rights Agreement dated as of May 18, 2017 is more fully described in the Prospectus and was filed as Exhibit 10.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582), and such description is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnity Agreement with the Issuer. The form of such Indemnity Agreement was filed as Exhibit 10.11 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582), and such description is incorporated herein by reference.

Purchase Agreement

The Investors, Iterum Bermuda and the Guarantors entered into the Purchase Agreement in connection with the Private Placement. A description of the material terms of the Purchase Agreement is set forth in response to Item 4 above, and a copy of the Purchase Agreement is listed as Exhibit A hereto and incorporated herein by reference.

CUSIP NO. 00BF3W0Q3	13D	Page 10 of 18

Exchangeable Note Indenture and the Exchangeable Notes

In connection with the transactions contemplated by the Purchase Agreement, on January 21, 2020 (the “Closing Date”), Iterum Bermuda and the Guarantors entered into an indenture (the “Exchangeable Note Indenture”) with respect to the Exchangeable Notes with U.S. Bank National Association, as trustee (the “Exchangeable Notes Trustee”). The Exchangeable Notes will mature on January 31, 2025, unless earlier exchanged, redeemed or repurchased in accordance with their terms, and will bear simple, non-compounding interest at a rate of 6.500% per year, payable solely on the date of maturity.

The Exchangeable Notes will be senior subordinated obligations of Iterum Bermuda and will be guaranteed on a senior subordinated basis by the Guarantors (the “Exchangeable Note Guarantees”). The Exchangeable Notes and Exchangeable Note Guarantees will be unsecured and rank equally with all of Iterum Bermuda’s and each Guarantor’s existing and future senior obligations. The Exchangeable Notes will be senior in right of payment to any of Iterum Bermuda’s and each Guarantor’s future obligations that are, by their terms, expressly subordinated in right of payment to the Exchangeable Notes and Exchangeable Note Guarantees. The Exchangeable Notes and Exchangeable Note Guarantees will be subordinated to Iterum Bermuda’s and the Guarantors’ obligations to Silicon Valley Bank (“SVB”), including their obligations pursuant to the Loan and Security Agreement, dated as of April 27, 2018 and amended as of January 16, 2020, with SVB (the “Loan Agreement”) and any refinancings thereof, subject to the terms of the Exchangeable Note Indenture. In addition, the Exchangeable Notes and Exchangeable Note Guarantees will be effectively subordinated to Iterum Bermuda’s and each Guarantor’s secured obligations, including obligations under the Loan Agreement, to the extent of the value of the collateral securing such obligations.

The Exchangeable Notes will be exchangeable, at the Issuer’s election, into Ordinary Shares, cash or a combination of Ordinary Shares and cash, at an initial exchange rate of 1,000 shares per $1,000 principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $1.00 per Ordinary Share). The exchange rate will be subject to anti-dilution adjustments, including weighted-average anti-dilution protections and other customary anti-dilution protections, as set forth in the Exchangeable Note Indenture.

Subject to the terms of the Exchangeable Note Indenture, on or after the one-year anniversary of the Closing Date until the second scheduled trading day immediately preceding January 15, 2025, holders may exchange the Exchangeable Notes at any time. In addition, the Exchangeable Notes will be mandatorily exchangeable if, following the one-year anniversary of the Closing Date and on or prior to January 1, 2025, (i) the U.S. Food and Drug Administration (“FDA”) accepts for filing a new drug application by the Issuer or any of its affiliates for specified sulopenem products; (ii) the Issuer has at least $75 million of unrestricted cash, on a consolidated basis without including any net proceeds from sales of the Securities to the Investors and any other financing provided by the Investors after the date of the Exchangeable Note Indenture; and (iii) the daily volume-weighted average price of the Ordinary Shares has been at least $8.00 for 60 consecutive trading days.

Iterum Bermuda may at any time on or after the earliest of (i) the later of (x) the date on which certain ownership caps set forth in the Exchangeable Note Indenture no longer apply and (y) one year from the Closing Date, (ii) the consummation of a “fundamental change,” as defined in the Exchangeable Note Indenture, and (iii) the date that the Issuer enters into a definitive agreement relating to a fundamental change, and, in each case, upon written consent of the holders of any outstanding senior debt, redeem for cash all or a portion of the Exchangeable Notes, at its option. The redemption price will be equal to (a) 115% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs on or after the approval by the FDA of a new drug application (“FDA Approval”) by the Issuer for specified sulopenem products and there has been a commercial sale of such a product (collectively, the “Redemption Payment Event”), (b) 300% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs prior to the Redemption Payment Event, or (c) if a change of control transaction is consummated prior to or within 120 days after the applicable redemption date, the greater of (x) 300% of the principal amount of the Exchangeable Note to be redeemed and (y) the consideration that the holder of the Exchangeable Note to be redeemed would have received in connection with such change of control transaction if the Exchangeable Note had been exchanged immediately prior thereto ((x) and (y) collectively, the “Change of Control Price”), plus, in each case, any accrued and unpaid interest to, but excluding, the redemption date.

CUSIP NO. 00BF3W0Q3	13D	Page 11 of 18

If the Issuer undergoes a “fundamental change,” as defined in the Exchangeable Note Indenture, prior to January 15, 2025, Exchangeable Note holders may require Iterum Bermuda to repurchase for cash all or any portion of their Exchangeable Notes at a fundamental change repurchase price equal to (i) the Change of Control Price, if the fundamental change is not a liquidation event, or (ii) 100% of the principal amount of the Exchangeable Notes to be repurchased, if the fundamental change is a liquidation event, plus, in each case, any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Exchangeable Note Indenture contains customary terms and certain affirmative covenants, including that upon certain events of default occurring and continuing, either the Exchangeable Notes Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Exchangeable Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the Exchangeable Notes to be due and payable. In addition, the Exchangeable Note Indenture contains negative covenants which, among other things and subject to specified exceptions, prohibit Iterum Bermuda and the Guarantors (and their subsidiaries) from (i) incurring any indebtedness that is not permitted by the Exchangeable Note Indenture or amending the terms of any subordinated indebtedness, (ii) entering into strategic transactions or transferring any material assets, (iii) undergoing a change of control transaction (as defined in the Exchangeable Note Indenture), other than a change of control transaction in which each holder of an outstanding Exchangeable Note receives cash consideration of at least 300% of the outstanding principal amount of such Exchangeable Note, (iv) amending or terminating the Issuer’s license agreement with Pfizer Inc., (v) acquiring other assets or businesses other than in the ordinary course of business or making any loans or other capital contributions or investments in any other person, (vi) entering into transactions with a significant shareholder (as defined in the Exchangeable Note Indenture), and, in addition, prohibit the Issuer from redeeming or repurchasing any of its capital stock, in each case without first obtaining the consent of the holders representing at least sixty six and two third percent (66 2/3%) of the aggregate principal amount of Exchangeable Notes outstanding, which consent will be subject to a veto right of the holders of 30% of the outstanding Exchangeable Notes which must include Sarissa so long as Sarissa and its affiliates own at least 10% of the outstanding Exchangeable Notes.

Pursuant to the Exchangeable Note Indenture, unless the Issuer obtains the Shareholder Approval, the Exchangeable Notes issued to the Investors will not be exchangeable for Ordinary Shares to the extent that upon an exchange, among other things, (i) the number of Ordinary Shares then beneficially owned by the holder would exceed 19.99% of the total number of Ordinary Shares issued and outstanding, (ii) the shares issued, when aggregated with any other Ordinary Shares beneficially owned by the holder, would otherwise result in a “change of control” of the Issuer within the meaning of Nasdaq Listing Rules or (iii) the shares issued, together with all other Ordinary Shares issuable upon exchange of the Exchangeable Notes issued to the Investors, would exceed 19.99% of the issued and outstanding Ordinary Shares immediately prior to the issuance of the Exchangeable Notes to the Investors. In addition, unless the Issuer obtains the Authorized Shares Approval, the Exchangeable Notes issued to the Investors will not be exchangeable for Ordinary Shares to the extent the shares issued, together with all other Ordinary Shares issuable upon exchange of the Exchangeable Notes issued to the Investors, would exceed the Ordinary Shares available for issuance (less certain reserved shares). The Exchangeable Note Indenture also contains additional restrictions on the issuance of Ordinary Shares in respect of certain Irish laws.

RLN Indenture and the RLNs

In connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, Iterum Bermuda and the Guarantors entered into an indenture (the “RLN Indenture”) with respect to the RLNs with Iterum Holders’ Representative LLC (an affiliate of Sarissa), as the representative of the RLN holders, and Computershare Trust Company, N.A., as trustee (the “RLN Trustee”).

Holders of RLNs will be entitled to payments based solely on a percentage of the Issuer’s net revenues from U.S. sales of specified sulopenem products (“Specified Net Revenues”). Payments will be due within 75 days of the end of each six-month payment measuring period (a “Payment Measuring Period”), beginning with the Payment Measuring Period ending June 30, 2020 until (i) the “Maximum Return” (as described below) has been paid in respect of the RLNs, or (ii) the “End Date” occurs, which is December 31, 2045, or (iii) December 31, 2025, in the event that the Issuer has not yet received FDA Approval with respect to one or more specified sulopenem products by such date. The aggregate amount of payments in respect of all RLNs during each Payment Measuring Period will be equal to the product of total Specified Net Revenues earned during such period and the applicable payment rate (the “Payment Rate”), determined based on which of the specified sulopenem products have received FDA Approval. The Payment Rate will be based on the maximum aggregate principal amount of RLNs and will equal (i) up to 15% if the Issuer or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of uncomplicated urinary tract infections and (ii) up to 20% if the Issuer or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of complicated urinary tract infections but has not received FDA Approval for treatment of uncomplicated urinary tract infections. Each RLN will receive its pro rata share of the interest payable in respect of RLNs, based on the portion such RLN’s principal amount comprises of the aggregate principal amount of all of the RLNs.

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Prior to the End Date, Iterum Bermuda will be obligated to make payments on the RLNs from Specified Net Revenues until each RLN has received payments equal to $160.00 (or 4,000 times the principal amount of such RLN) (the “Maximum Return”). The principal amount of the RLNs, equal to $0.04 per RLN, is the last portion of the Maximum Return amount to which payments from Specified Net Revenue are applied. If any portion of the principal amount of the outstanding RLNs has not been paid as of the End Date, Iterum Bermuda must pay the unpaid portion of the principal amount. If Iterum Bermuda fails to pay any amounts on the RLNs that are due and payable, such defaulted amounts will accrue default interest at a rate per annum equal to the prime rate plus three percent (3.00%). Default interest will also accrue on the Principal Amount Multiple (as defined in the RLN Indenture) as a result of certain other defaults under the RLN Indenture at a rate per annum equal to four percent (4.00%).

The RLNs will be senior subordinated obligations of Iterum Bermuda and will be guaranteed on a senior subordinated basis by the Guarantors (the “RLN Guarantees”). Payment obligations that arise in respect of the RLNs and RLN Guarantees will be unsecured and rank equally with all of Iterum Bermuda’s and each Guarantor’s existing and future senior obligations, other than the Issuer’s and each Guarantor’s obligations to SVB. The RLNs will be senior in right of payment to any of Iterum Bermuda’s and each Guarantor’s future obligations that are, by their terms, expressly subordinated in right of payment to the RLNs and RLN Guarantees. The RLNs and RLN Guarantees will be subordinated to Iterum Bermuda’s and the Guarantors’ obligations to SVB, including their obligations pursuant to the Loan Agreement and any refinancings thereof, subject to the terms of the RLN Indenture. In addition, the RLNs and RLN Guarantees will be effectively subordinated to Iterum Bermuda’s and each Guarantor’s secured obligations, including obligations under the Loan Agreement, to the extent of the value of the collateral securing such obligations.

Iterum Bermuda may at any time redeem for cash all, but not less than all, of the RLNs, at its option. The redemption price per RLN will be equal to the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any). Upon a change of control of the Issuer, the Issuer will require the ultimate beneficial owner or owners controlling the acquiring person or persons to guarantee the obligations of Iterum Bermuda under the RLN Indenture. In the event that a change of control occurs before the Issuer receives FDA Approval with respect to one or more specified sulopenem products, the redemption price per RLN will be reduced to 50% of the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any).

In the event Iterum Bermuda fails to make payments on the RLNs when due, the sole remedy of the holders of the RLNs will be to institute suit for payment of any such defaulted amounts and any default interest, and no holder will have the right to accelerate payment of any amount in respect of the RLNs, to demand payment of monetary damages (other than such defaulted amounts and any default interest), or to demand payment of the Maximum Return in respect of any RLN prior to any date that any such amount would otherwise become due and payable. In no event shall Iterum Bermuda be obligated to make any payment in respect of the RLNs (other than principal and certain default interest) on account of any assets or properties of Iterum Bermuda other than the Specified Net Revenues.

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The RLN Indenture contains certain terms including affirmative covenants. In addition, the RLN Indenture contains negative covenants which, among other things and subject to specified exceptions, prohibit Iterum Bermuda or the Guarantors from (i) selling, transferring or assigning certain assets, (ii) permitting certain subsidiaries of the Issuer from undergoing a change of control, (iii) agreeing to the creation of certain liens or encumbrances that may reduce the amount of payments under the RLNs, (iv) agreeing to certain amendments, waivers, terminations, assignments or delegations under the Issuer’s license agreement with Pfizer Inc. and (v) taking others action outside the ordinary course of the business that would reasonably be expected to reduce the amount of payments under the RLNs, in each case without first obtaining the consent of the holders of RLNs representing the right to receive no less than a majority of the aggregate principal amount of the outstanding RLNs, which consent will be subject to a veto right of the holders of 30% of the outstanding RLNs which must include Sarissa so long as Sarissa and its affiliates own at least 10% of the outstanding RNLs.

Investor Rights Agreement

Also in connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, Iterum Bermuda and the Guarantors entered into an investor rights agreement (the “Investor Rights Agreement”) with the Investors, a copy of which is listed as Exhibit G hereto and incorporated herein by reference.

Pursuant to the terms of the Investor Rights Agreement, for so long as Sarissa and its affiliates own at least 5% or 12.5%, as applicable, of the Issuer’s outstanding Ordinary Shares on a fully diluted basis, promptly, and in any event no more than 5 business days following written request of Sarissa, the Issuer will cause the Issuer’s board of directors to increase to consist of nine or ten members, as applicable, and the Issuer will cause the board of directors to consist of no more than ten members without the prior written consent of Sarissa. In addition, for so long as Sarissa and its affiliates own at least 12.5% of the Issuer’s outstanding Ordinary Shares on a fully diluted basis, Sarissa will have the right to designate two directors to the Issuer’s board of directors and, for so long as Sarissa and its affiliates own at least 5% but less than 12.5%, it will have the right to designate one director to the Issuer’s board of directors (the “Investor Designees”). Pursuant to the terms of the Investor Rights Agreement, such Investor Designees will be appointed to the Company’s board of directors and to be members of the class of directors that was subject to reelection at the Company’s most recent annual meeting of shareholders. The Investor Designees will be entitled to be a member of any committee of the board of directors subject to the terms of the Investor Rights Agreement. Pursuant to the terms of the Investor Rights Agreement, the Investors, subject to specified exceptions, will agree with the Company to vote in favor of the election of the Investor Designees, and the Issuer will agree to cause the Investor Designees to be named in any relevant proxy statement.

In addition, pursuant to the terms of the Investor Rights Agreement, for so long as Sarissa owns 10% of the Issuer’s outstanding Ordinary Shares on a fully diluted basis, Sarissa will have a right of first offer with respect to future proposed equity financings of the Issuer up to that portion of such new securities which equals Sarissa’s, together with its affiliates, percentage ownership of the Issuer’s outstanding Ordinary Shares on a fully diluted basis, subject to specified exceptions for certain exempt issuances and pursuant to specified procedures. In the event the Issuer’s board of directors determines in good faith that the Issuer must conduct an equity financing on an expedited basis without compliance with the right of first offer described above in order to avoid material harm to the Issuer or any of its affiliates, the Issuer may effect and consummate such equity financing and, as promptly as practicable following the consummation of such equity financing, Sarissa will have the opportunity to participate in such equity financing and be put in the same place (including in respect of the percentage ownership of the equity securities of the Issuer) Sarissa would have been had such equity financing been effected in accordance with the terms of the right of first offer. As set forth in the Investor Rights Agreement, in any 12 month period, the Issuer may conduct an equity financing without compliance with the pre-emptive rights described above (an “Excused Issuance”); provided that the Issuer may not issue new securities (other than specified exempted securities) exceeding (in the aggregate with all other Excused Issuances during such 12 month period) 5% of the issued and outstanding Ordinary Shares on a fully diluted basis, and the Issuer may not issue new securities (other than specified exempted securities) in exchange for consideration (whether in cash or other property) the value of which exceeds (in the aggregate with all other Excused Issuances during such 12 month period) $5.0 million. The Issuer may only consummate two Excused Issuances for so long as the Investor Rights Agreement is in effect.

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As set forth in the Investor Rights Agreement, Iterum Bermuda and the Guarantors will agree to file a registration statement covering (a) in the case of a registration statement on Form S-1, the resale of the Exchangeable Notes, the Ordinary Shares issuable in connection with the exchange of the Exchangeable Notes (the “Exchange Shares”) and the RLNs or (b) in the case of a registration statement on Form S-3, the Exchange Shares (the securities in (a) and (b) together, the “Registrable Securities”). Under the Investor Rights Agreement, the Issuer will agree to file an initial registration statement covering the resale by the Investors of their Registrable Securities within 10 business days following the later of (x) the earlier of (I) the consummation of the Rights Offering and (II) one year following the Closing Date and (y) the date on which the number of unissued Ordinary Shares available for issuance (less certain reserved shares) is greater than the total number of Ordinary Shares issuable upon exchange of the then-outstanding Exchangeable Notes (the “Registration Trigger”). Iterum Bermuda and the Guarantors will agree to use their best efforts to cause the initial registration statement to be declared effective within 60 days after the Registration Trigger or as soon as practicable thereafter and to keep a registration statement on Form S-1 or Form S-3, depending on the circumstances specified in the Investor Rights Agreement, effective until the earlier of the date (i) the Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction or (ii) that is six years following the date the initial registration statement initially becomes effective. Iterum Bermuda and certain of the Guarantors will agree to be responsible for certain fees and expenses incurred in connection with the registration of the Registrable Securities (other than discounts, commissions and fees of underwriters, selling brokers and dealer managers).

In the event (i) a registration statement has not been timely filed or (ii) during the required effectiveness period a registration statement covering the Registrable Securities ceases to be effective for resales of Registrable Securities for more than 60 consecutive days or for more than 120 days in any 12-month period (together, a “Registration Default”), then, subject to certain limited exceptions, (a) with respect to Registrable Securities that constitute Exchangeable Notes, the interest rate on such Exchangeable Notes will be increased by 0.25% per annum for each 90-day period of such Registration Default, up to a maximum increase of 1.00% per annum and (b) with respect to Registrable Securities that constitute RLNs, interest will accrue at 0.25% per annum on the Principal Amount Multiple (as defined in the RLN Indenture) of such RLNs for the first 90-day period of such Registration Default and an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum of 1.00% per annum. Such interest will become due and payable, in the case of the RLNs, on each interest payment date during which such Registration Default is continuing and, in the case of the Exchangeable Notes, upon a redemption, fundamental change repurchase or the date of maturity.

Iterum Bermuda and the Guarantors will grant the Investors customary indemnification rights in connection with the registration statement(s) to be filed pursuant to the Investor Rights Agreement. The Investors will also grant Iterum Bermuda and the Guarantors customary indemnification rights in connection with the registration statement(s).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A-1 of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
EXHIBIT D	Amended and Restated Investor Rights Agreement described in Item 6, filed as Exhibit 10.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
EXHIBIT E	Form of Indemnity Agreement described in Item 6, filed as Exhibit 10.11 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
EXHIBIT F	Securities Purchase Agreement, dated June 15, 2020, described in Items 4 and 6, filed as Exhibit No. 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.
EXHIBIT G	Form of Investor Rights Agreement, described in Item 6, filed as Exhibit No. 10.2 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.
EXHIBIT H	Form of Indenture relating to Limited Recourse Royalty-Linked Subordinated Notes, described in Item 6, filed as Exhibit No. 4.3 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.
EXHIBIT I	Form of Indenture relating to 6.500% Exchangeable Senior Subordinated Notes due 2025, described in Item 6, filed as Exhibit No. 4.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2020

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

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EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A-1 of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
D	Amended and Restated Investor Rights Agreement described in Item 6, filed as Exhibit 10.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
E	Form of Indemnity Agreement described in Item 6, filed as Exhibit 10.11 to the Issuer’s Form S-1 Registration Statement (File No. 333-224582) is incorporated herein by reference.
F	Securities Purchase Agreement, dated June 15, 2020, described in Items 4 and 6, filed as Exhibit No. 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.
G	Form of Investor Rights Agreement, described in Item 6, filed as Exhibit No. 10.2 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.
H	Form of Indenture relating to Limited Recourse Royalty-Linked Subordinated Notes, described in Item 6, filed as Exhibit No. 4.3 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.
I	Form of Indenture relating to 6.500% Exchangeable Senior Subordinated Notes due 2025, described in Item 6, filed as Exhibit No. 4.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

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exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares of Iterum Therapeutics plc shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: January 24, 2020

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

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exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.